July 14, 2008

BY EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Brasil Telecom S.A.

Schedule TO-T

File No. 000-83981

Filed June 19, 2008

Filed by Tele Norte Leste Participações S.A., et al.

Brasil Telecom Participações S.A.

Schedule TO-T

File No. 000-58537

Filed June 19, 2008

Filed by Tele Norte Leste Participações S.A., et al.

Dear Mr. Duchovny:

We enclose herewith responses to the comments raised by the Staff in its comment letter dated June 27, 2008. Simultaneously with our submission of this letter via EDGAR, we are filing (1) Amendment No. 1 to the Schedule TO relating to the tender offer for preferred shares (the “BRTP preferred shares”) of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with changes responsive to the Staff’s comments, and (2) Amendment No. 2 to the Schedule TO relating to the tender offer for preferred shares (the “BRTO preferred shares”) of Brasil Telecom S.A. (“Brasil Telecom”) with changes responsive to the Staff’s comments.

Unless the context requires otherwise, in this letter, references to TNL are to Tele Norte Leste Participações S.A., references to Telemar are to Telemar Norte Leste S.A., references to COPART 1 are to COPART 1 Participações S.A., references to COPART 2 are to COPART 2 Participações S.A., references to the Filing Persons with respect to the tender offer for preferred shares of Brasil Telecom Participações S.A. are to TNL, Telemar and COPART 1 collectively, references to the Filing Persons with respect to the tender offer for preferred shares of Brasil Telecom S.A. are to TNL, Telemar and COPART 2 collectively, references to we, our and us are to TNL, Telemar and COPART 1 and COPART 2, collectively.

We have noted the Staff’s comments in bold face type and the responses in regular type.

Schedule TO-T

1.	Given the similarity between the two filings referenced above, please note that unless otherwise specified, our comments apply to both filings. For your reference, the page numbers refer to the offer document relating to Brasil Telecom Participações S.A.

We have responded to the comments in the Staff’s comment letter with respect to both filings. Where page numbers are necessary in our responses, we have provided them with respect to both filings. In this letter, references to the BRTP Offer to Purchase are to the Offer to Purchase for Cash dated June 19, 2008 relating to the tender offer for 20,826,442 preferred shares of Brasil Telecom Holding (the “BRTP Tender Offer”), and references to the BRTO Offer to Purchase are to the Offer to Purchase for Cash dated June 19, 2008 relating to the tender offer for 13,366,365 preferred shares of Brasil Telecom (the “BRTO Tender Offer”).

2.	We note that the bidders have acquired a significant number of shares of preferred stock in open market transactions and have entered into stock purchase agreements to purchase a majority of the voting securities in the target companies. Please provide us your analysis of the applicability of Rule 13e-3.

A.	Description of Share Purchase Agreement

As described (1) in the BRTP Offer to Purchase under the caption “Is the tender offer part of a series of related transactions?” in the Summary Term Sheet on pages 4 and 5 and under the caption “Section 12. Background of the Tender Offer” on pages 39 and 40, and (2) in the BRTO Offer to Purchase under the caption “Is the tender offer part of a series of related transactions?” in the Summary Term Sheet on pages 4 and 5 and under the caption “Section 12. Background of the Tender Offer” on pages 39 and 40, on April 25, 2008, each of the shareholders of Invitel S.A. (“Invitel”), Invitel, Solpart Participações S.A. (“Solpart”) and Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”), as agent on behalf of Telemar, acting as principal, entered into a Share Purchase Agreement (the “Share Purchase Agreement”), under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and the shares of Brasil Telecom Holding owned by the shareholders of Invitel. Invitel owns substantially all of the outstanding shares of Solpart, which owns 68,356,154 common shares of Brasil Telecom Holding, representing 51.0% of the outstanding voting shares of Brasil Telecom Holding. Certain shareholders of Invitel directly own an additional 12,185,836 common shares of Brasil Telecom Holding, representing 9.2% of the outstanding voting shares of Brasil Telecom Holding.

We understand from officers of Brasil Telecom Holding that the shareholding structure of Brasil Telecom Holding is as set forth below:

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

B.	Description of Open Market Purchases

As disclosed in the BRTP Offer to Purchase under the caption “How and when did you acquire your Brasil Telecom Holding shares?” on page 4 of the Summary Term Sheet, in the fifth full paragraph on page 40 under the caption “Section 12. Background of the Tender Offer”, and in the second paragraph on page 45 under the caption “Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares and ADSs”, between April 25, 2008, the date of the public announcement of the BRTP Tender Offer and June 17, 2008, COPART 1 acquired 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding in open market purchases conducted over the São Paulo Stock Exchange (Bolsa de Valores de São Paulo, or the “BOVESPA”).

As disclosed in the BRTO Offer to Purchase under the caption “How and when did you acquire your Brasil Telecom shares?” on page 4 of the Summary Term Sheet, in the second paragraph on page 41 under the caption “Section 12. Background of the Tender Offer”, and in the second full paragraph on page 45 under the caption “Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares and ADSs”, between April 25, 2008, the date of the public announcement of the BRTO Tender Offer and June 17, 2008, COPART 2 acquired 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom, in open market purchases conducted over the BOVESPA.

C.	Analysis of Rule 13e-3

The definition of “Rule 13e-3 transaction” set forth in Rule 13e-3(a)(3) contains two prongs, one of which describes the type of transaction that may be a Rule 13e-3 transaction, the other of which describes the effects that the transaction must have to be classified as a Rule 13e-3 transaction. Set forth below is our analysis of the applicability of this definition to the Share Purchase Agreement and the open market purchases.

1.	Rule 13e-3(a)(3)(i)(A)

Rule 13e-3(a)(3)(i)(A) includes as a transaction of the type referred to in Rule 13e-3(a)(3) a purchase of any equity security by the issuer of such security or by an affiliate of such issuer. The Filing Persons do not believe that the open market purchases of BTRP preferred shares by COPART 1 or the open market purchases of BTRO preferred shares by COPART 2 were transactions of the type described by Rule 13e-1(a)(3)(i)(A) because these purchases were not made by the issuer of such securities or by an affiliate of the issuer of these securities. An analysis of the relationship between the Filing Persons and the issuers of these securities is included below in part C.5 of this response.

2.	Rule 13e-3(a)(3)(i)(B)

Rule 13e-3(a)(3)(i)(B) includes as a transaction of the type referred to in Rule 13e-3(a)(3) a tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer. The Filing Persons do not believe that the BRTP Tender Offer or the BRTO Tender Offer were transactions of the type described by Rule 13e-1(a)(3)(i)(B) because these tender offers were not made by the issuer of such securities or by an affiliate of the issuer of these securities.

3.	Rule 13e-3(a)(3)(ii)(A)

Rule 13e-3(a)(3)(ii)(A) classifies a transaction of the type referred to in Rule 13e-3(a)(3) which has either a reasonable likelihood or a purpose of causing, either directly or indirectly, any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be held of record by less than 300 persons. We understand that both the BRTP preferred shares and the BRTO preferred shares are subject to section 12(g) of the Exchange Act.

The Filing Persons note that (1) Brasil Telecom Holding disclosed in “Item 7. Major Shareholders and Related Party Transactions” in its Form 20-F for the fiscal year ended December 31, 2007 (the “BRTP Form 20-F”) that at December 31, 2007 the BRTP preferred shares were held by approximately 992,098 registered holders, and

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

(2) Brasil Telecom disclosed in “Item 7. Major Shareholders and Related Party Transactions” in its Form 20-F for the fiscal year ended December 31, 2007 (the “BRTO Form 20-F”) that at December 31, 2007 the BRTO preferred shares were held by approximately 433,826 registered holders.

a. Transactions with respect to BRTP preferred shares

In the open market purchases of BRTP preferred shares described above in part B. of this response, COPART 1 acquired 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding. These purchases were not made with the purpose of causing, either directly or indirectly, the BRTP preferred shares to be held of record by less than 300 persons. The Filing Persons did not believe that there was a reasonable likelihood that following these purchases the BRTP preferred shares would be held of record by less than 300 persons, and the Filing Persons understand that as of the commencement of the BRTP Tender Offer, there were substantially more than 300 holders of record of the BTRP preferred shares.

In the BRTP Tender Offer, COPART 1 is offering to purchase 20,826,442 BRTP preferred shares, representing 9.1% of the outstanding BRTP preferred shares. The BRTP Tender Offer is not being conducted with the purpose of causing, either directly or indirectly, the BRTP preferred shares to be held of record by less than 300 persons. The Filing Persons do not believe that there is a reasonable likelihood that following the BRTP Tender Offer the BRTP preferred shares will be held of record by less than 300 persons.

b. Transactions with respect to BRTO preferred shares

In the open market purchases of BRTO preferred shares described above in part B. of this response, COPART 2 acquired 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom. These purchases were not made with the purpose of causing, either directly or indirectly, the BRTO preferred shares to be held of record by less than 300 persons. The Filing Persons did not believe that there was a reasonable likelihood that following these purchases the BRTO preferred shares would be held of record by less than 300 persons, and the Filing Persons understand that as of the commencement of the BRTO Tender Offer, there were substantially more than 300 holders of record of the BTRO preferred shares.

In the BRTO Tender Offer, COPART 2 is offering to purchase 13,366,365 BRTO preferred shares, representing 4.5% of the outstanding BRTO preferred shares (or 7.6% of the outstanding BRTO preferred shares not owned by Brasil Telecom Holding, its controlling shareholder). The BRTO Tender Offer is not being conducted with the purpose of causing, either directly or indirectly, the BRTO preferred shares to be held of record by less than 300 persons. The Filing Persons do not believe that there is a reasonable likelihood that following the BRTO Tender Offer the BRTO preferred shares will be held of record by less than 300 persons.

4.	Rule 13e-3(a)(3)(ii)(B)

Rule 13e-3(a)(3)(ii)(B) classifies a transaction of the type referred to in Rule 13e-3(a)(3) which has either a reasonable likelihood or a purpose of causing, either directly or indirectly, any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. American Depositary Receipts, each representing five BRTP preferred shares (“BRTP ADRs”), and American Depositary Receipts, each representing three BRTO preferred shares (“BRTO ADRs”), are listed on the New York Stock Exchange (the “NYSE”).

Neither the BRTP Tender Offer nor the BRTO Tender Offer is being conducted with the purpose of causing, either directly or indirectly, the BRTP ADRs or the BRTO ADRs to be delisted from the NYSE.

We have reviewed Section 802.01 of the NYSE’s Listed Company Manual which sets forth the continued

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

listing criteria of the NYSE. Following the completion of the BRTP Tender Offer, assuming that the maximum number of BRTP preferred shares subject to the BRTP Tender Offer are tendered, we understand that approximately 127,246,963 BRTP preferred shares (the equivalent of 25,447,393 BRTP ADRs) will be publicly held, as calculated under Section 802.01A of the Listed Company Manual, exceeding the threshold set forth in that section of 600,000 publicly held shares. We are not aware of any requirement of Section 802.01 of the Listed Company Manual that will not continue to be satisfied with respect to the BRTP ADRs following the completion of the BRTP Tender Offer. As a result, the Filing Persons do not believe that there is a reasonable likelihood that the BRTP ADRs will be delisted by the NYSE following the completion of the BRTP Tender Offer.

Following the completion of the BRTO Tender Offer, assuming that the maximum number of BRTO preferred shares subject to the BRTO Tender Offer are tendered, we understand that approximately 117,807,544 BRTO preferred shares (the equivalent of 39,269,185 BRTO ADRs) will be publicly held, as calculated under Section 802.01A of the Listed Company Manual, exceeding the threshold set forth in that section of 600,000 publicly held shares. We are not aware of any requirement of Section 802.01 of the Listed Company Manual that will not continue to be satisfied with respect to the BRTO ADRs following the completion of the BRTO Tender Offer. As a result, the Filing Persons do not believe that there is a reasonable likelihood that the BRTO ADRs will be delisted by the NYSE following the completion of the BRTO Tender Offer.

5.	Rule 13e-3(a)(1) – Analysis of Affiliate Status

Rule 13e-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. As discussed below, the Filing Persons do not believe that they are affiliates of Brasil Telecom or Brasil Telecom Holding.

a. Absence of Control of Brasil Telecom Holding and Brasil Telecom by the Filing Persons

As disclosed in the BRTP Offer to Purchase under the caption “How many preferred shares do you own? Do you own any other shares of Brasil Telecom Holding?” on page 4 of the Summary Term Sheet, and in the BRTO Offer to Purchase under the caption “How many preferred shares do you own? Do you own any other shares of Brasil Telecom?” on page 4 of the Summary Term Sheet, none of the Filing Persons owns any common shares of Brasil Telecom Holding or Brasil Telecom.

Under the estatuto social (by-laws) of Brasil Telecom Holding, the preferred shares of Brasil Telecom Holding do not have the right to vote at meetings of shareholders of Brasil Telecom Holding, other than (1) to approve management services agreements to be entered into with foreign entities related to the Brasil Telecom Holding’s controlling shareholders, (2) to approve agreements to be entered into between Brasil Telecom Holding and its controlling shareholders, (3) to approve amendments of certain provisions of the bylaws of Brasil Telecom Holding, and (4) in the event that Brasil Telecom Holding does not pay dividends for three consecutive fiscal years. We understand based on Brasil Telecom Holding’s disclosure on page 4 of the BRTP Form 20-F under the caption “Item 3. Key Information—Selected Financial Data” that Brasil Telecom Holding has paid dividends to holders of the BRTP preferred shares in each of its last three fiscal years. Under Brazilian Law No. 6,404/76, as amended, shareholders that are not controlling shareholders, but that together hold preferred shares representing at least 10% of the total share capital of Brasil Telecom Holding have the right to appoint one member to the Board of Directors at Brasil Telecom Holding’s annual shareholders’ meeting. Although COPART 1 acquired this right through its open market purchases of shares of Brasil Telecom Holding, COPART 1 is prevented from exercising this right by regulations of the Agência Nacional de Telecomunicações (Brazilian federal telecommunications regulator, or “ANATEL”). As a result, the Filing Persons do not exercise control of Brasil Telecom Holding as a result of their ownership of BRTP preferred shares.

Under the estatuto social (by-laws) of Brasil Telecom, the preferred shares of Brasil Telecom do not have the right to vote at meetings of shareholders of Brasil Telecom, other than (1) to approve management services agreements to be entered into with foreign entities related to the Brasil Telecom’s controlling shareholders, (2) to approve agreements to be entered into between Brasil Telecom and its controlling shareholders, (3) to approve

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

amendments of certain provisions of the bylaws of Brasil Telecom, and (4) in the event that Brasil Telecom does not pay dividends for three consecutive fiscal years. We understand based on Brasil Telecom’s disclosure on page 4 of the BRTO Form 20-F under the caption “Item 3. Key Information—Selected Financial Data” that Brasil Telecom has paid dividends to holders of the BRTO preferred shares in each of its last three fiscal years. Under Brazilian Law No. 6,404/76, as amended, shareholders that are not controlling shareholders, but that together hold preferred shares representing at least 10% of the total share capital of Brasil Telecom have the right to appoint one member to the Board of Directors at Brasil Telecom’s annual shareholders’ meeting. Although COPART 2 acquired this right through its open market purchases of shares of Brasil Telecom, COPART 2 is prevented from exercising this right by regulations of ANATEL. As a result, the Filing Persons do not exercise control of Brasil Telecom as a result of their ownership of BRTO preferred shares.

Although Telemar is an intervening party to the Share Purchase Agreement, existing Brazilian regulations do not permit Telemar to acquire control of Brasil Telecom Holding or Brasil Telecom. As described (1) in the BRTP Offer to Purchase in the first full paragraph on page 40 under the caption “Section 12. Background of the Tender Offer”, and (2) in the BRTO Offer to Purchase in the sixth full paragraph on page 40 under the caption “Section 12. Background of the Tender Offer”, the acquisition of control of Brasil Telecom Holding and Brasil Telecom by the Filing Persons is subject to the prior approval of ANATEL. In addition, the Plano Geral De Outorgas (General Granting Plan, or “PGO”) currently in effect contains a restriction on the purchase of control by a company holding a concession to provide fixed-line telephone services (Serviço Telefônico Fixo Comutado, or STFC) by another company with a STFC concession operating in a different region. Telemar holds an STFC concession for Region I of Brazil and Brasil Telecom holds an STFC concession for Region II of Brazil. We will not submit an application for approval of the acquisition of control of Brasil Telecom Holding and Brasil Telecom to ANATEL unless the PGO is amended to eliminate this restriction.

As a result on this restriction on our ability to acquire control of Brasil Telecom Holding and Brasil Telecom, Telemar entered into an Agency Agreement (the “Agency Agreement”) with Credit Suisse, as agent, under which Credit Suisse in its own name on behalf of Telemar, as principal, agreed to purchase the shares of Invitel and Brasil Telecom Holding that are subject to the Share Purchase Agreement, subject to the terms and conditions of the Share Purchase Agreement and the Agency Agreement, as described (1) in the BRTP Offer to Purchase in the first full paragraph on page 5 under the caption “Is the tender offer part of a series of related transactions?” in the Summary Term Sheet and in the second paragraph on page 39 under the caption “Section 12. Background of the Tender Offer”, and (2) in the BRTO Offer to Purchase in the first full paragraph on page 5 under the caption “Is the tender offer part of a series of related transactions?” in the Summary Term Sheet and in the sixth full paragraph on page 39 under the caption “Section 12. Background of the Tender Offer”, on April 25, 2008.

Neither the Share Purchase Agreement nor the Agency Agreement provides Telemar the ability, directly or indirectly, to elect any members of the board of directors or board of executive officers of Brasil Telecom Holding or Brasil Telecom. Under the Share Purchase Agreement, the sellers have agreed (1) to cause the businesses of Invitel, Solpart, Brasil Telecom Holding and Brasil Telecom to be conducted in their respective ordinary course pending the closing under the Share Purchase Agreement, and (2) to prevent these companies from entering into any commitment or obligation not in the ordinary course of their respective businesses that may adversely affect the acquisition by Telemar of the control of Brasil Telecom or cause a material adverse effect on any of these companies. The Filing Persons do not believe that these contractual obligations to Credit Suisse are indicia of control by the Filing Persons over Brasil Telecom Holding and Brasil Telecom.

b. Absence of Control of the Filing Persons by Brasil Telecom Holding or Brasil Telecom

Brasil Telecom Holding does not own any voting securities in any of the Filing Persons and Brasil Telecom does not own any voting securities in any of the Filing Persons other than five common shares of Telemar. Neither Brasil Telecom Holding nor Brasil Telecom exercises any control or influence over any of the Filing Persons.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

c. Absence of Common Control over the Filing Persons, Brasil Telecom Holding and Brasil Telecom

Caixa de Previdência do Funcionários do Banco do Brasil – PREVI (“Previ”), Fundação Petrobrás de Seguridade Social – PETROS (“Petros”), and Fundação dos Economiários Federais – FUNCEF (“Funcef”), which are Brazilian pension funds, together own 68.1% of the voting capital of Fiago Participações S.A. (“Fiago”), which owns 25.0% of the voting capital of Telemar Participações S.A. (“TmarPart”), the controlling shareholder of TNL. Previ, Petros and Funcef also own shares of Invitel, the indirect controlling shareholder of Brasil Telecom Holding and Brasil Telecom. However, under ANATEL regulations, Previ, Petros and Funcef are not permitted to exercise their indirect voting rights with respect to both TNL and Brasil Telecom Holding. As a result, Previ, Petros and Funcef have elected to exercise their indirect voting rights with respect to Brasil Telecom Holding and to waive their indirect voting rights with respect to TNL. As a result, there is no common membership among the controlling shareholders of the Filing Persons, on the one hand, and Brasil Telecom Holding and Brasil Telecom, on the other hand, and the Filing Persons, on the one hand, and Brasil Telecom Holding and Brasil Telecom, on the other hand, are not under common control.

3.	Please tell us whether you are entitled to the Tier II relief provided in Rule 14d-1(d) and your basis. Also, please tell us the level of US ownership in the target class of securities.

A.	BRTO Tender Offer

The Filing Persons believe that they are entitled to Tier II relief with respect to the BRTO Tender Offer. Under Rule 14d-1(d), the Filing Persons are entitled to Tier II relief if the tender offer meets the conditions of Rule 14d-1(d)(1) and the tender offer complies with all the requirements of Rule 14d-1 other than those for which an exemption has been specifically provided in Rule 14d-2(d)(2). The basis for the Filing Persons’ belief that they have met each of the conditions of Rule 14d-1(d)(1) is set forth below.

1.	Rule 14d-1(d)(1)(i)

Rule 14d-1(d)(1)(i) requires that Brasil Telecom is a foreign private issuer as defined in Rule 3b-4 and is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), other than a registered closed-end investment company. Instruction 3 to Rule 14d-1(c) and (d) provides that in a tender offer by a bidder other than an affiliate of Brasil Telecom, Brasil Telecom will be presumed to be a foreign private issuer. As noted in our response to Comment 2 above, the Filing Persons are not affiliates of Brasil Telecom and have presumed that Brasil Telecom is a foreign private issuer in reliance on Instruction 3 to Rule 14d-1(c) and (d). We have no reason to believe that Brasil Telecom is an investment company registered or required to be registered under the Investment Company Act.

2.	Rule 14d-1(d)(1)(ii)

Rule 14d-1(d)(1)(ii) requires that, except in the case of a tender offer which is commenced during the pendency of a tender offer made by a prior bidder in reliance on Rule 14d-1(d) or Rule 13e-4(i), U.S. holders do not hold more than 40% of BRTO preferred shares (as determined under Instruction 2 to paragraphs (c) and (d) of Rule 14d-1). To our knowledge, no other tender offer for BRTO preferred shares is pending.

Instruction 3 to Rule 14d-1(c) and (d) provides that in a tender offer by a bidder other than an affiliate of Brasil Telecom, U.S. holders will be presumed to hold 40% or less of the BRTO preferred shares, unless:

(i)	The BRTO Tender Offer is made pursuant to an agreement with Brasil Telecom;

(ii)	The aggregate trading volume of BRTO preferred shares on all national securities exchanges in the United States, on the Nasdaq market, or on the OTC market, as reported to the NASD, over the 12-calendar-month period ending 30 days before commencement of the BRTO Tender Offer, exceeds 40% of the worldwide aggregate trading volume of BRTO preferred shares over the same period;

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

(iii)	The most recent annual report or annual information filed or submitted by Brasil Telecom with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the “CVM”) or with the U.S. Securities and Exchange (the “Commission”) indicates that U.S. holders hold more than 40% of the outstanding BRTO preferred shares; or

(iv)	The Filing Persons know or have reason to know that the level of U.S. ownership exceeds 40% of the outstanding BRTO preferred shares.

As noted in our response to Comment 2 above, the Filing Persons are not affiliates of Brasil Telecom. Set forth below is our analysis of each of the items set forth above.

a. Instruction 3(i) to Rule 14d-1(c) and (d)

None of the Filing Persons has made any agreement with Brasil Telecom with respect to the BRTO Tender Offer.

b. Instruction 3(ii) to Rule 14d-1(c) and (d)

We have reviewed data available through Economática, an independent analysis tool providing data regarding shares of Brazilian companies, among other information, with respect to (1) the aggregate trading volume of BRTO ADRs on the NYSE, and (2) the aggregate trading volume of BRTO preferred shares on the BOVESPA, in each case over the period from May 21, 2007 through May 20, 2008 (the 30th day before the commencement of the BRTO Tender Offer). According to this data, the aggregate trading volume of the BRTO ADRs on the NYSE was 42,666,528, representing 127,999,584 BRTO preferred shares, and the aggregate trading volume of the BRTO preferred shares on the BOVESPA was 326,644,600. We are not aware of any trading markets for the BRTO preferred shares, other than the NYSE or the BOVESPA. Based on this data, the trading volume of the BRTO preferred shares on the NYSE over this period as a percentage of the global trading volume over this period was 28.2%.

c. Instruction 3(iii) to Rule 14d-1(c) and (d)

We have reviewed Brasil Telecom’s IAN—Informações Anuais (Annual Information Form), the most recent annual report filed by Brasil Telecom with the CVM, and found no statement in that annual report indicating that U.S. holders hold more than 40% of the outstanding BRTO preferred shares. We also have reviewed the BRTO Form 20-F, and found no statement in the BRTO Form 20-F indicating that U.S. holders hold more than 40% of the outstanding BRTO preferred shares.

d. Instruction 3(iv) to Rule 14d-1(c) and (d)

The Filing Persons did not know, and do not believe that they had any reason to know, whether the level of U.S. ownership exceeded 40% of the outstanding BRTO preferred shares. The Filing Persons did not have access to any shareholder records of Brasil Telecom prior to May 27, 2008. Under Brazilian law, the Filing Persons were permitted to request shareholder lists from Brasil Telecom that we were required to provide to the BOVESPA as part of the process of obtaining the approval of the BOVESPA for the auction on the BOVESPA described in the BRTO Offer to Purchase. We requested a shareholder list from Brasil Telecom on May 21, 2008 and received this shareholder list on May 27, 2008. We requested the consent of Brasil Telecom to obtain a DTC position listing and a list of registered holders of BRTO ADRs on June 5, 2008. We received the DTC position listing on June 11, 2008 and the list of registered holders of BRTO ADRs on June 12, 2008. We did not discover anything based on our review of this data to cause us to believe that the level of U.S. ownership exceeded 40% of the outstanding BRTO preferred shares.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

Based on the foregoing, the Filing Persons have presumed that U.S. holders do not hold more than 40% of the BRTO preferred shares.

3.	Rule 14d-1(d)(1)(iii)

Rule 14d-1(d)(1)(iii) requires that the Filing Persons comply with all applicable U.S. tender offer laws and regulations, other than those for which an exemption has been provided for in Rule 14d-1(d)(2). The Filing Persons believe that they have so complied.

4.	Calculation under Instruction 2 to Rule 14d-1(c) and (d)

In response to the Staff’s comments, we have undertaken to calculate the level of U.S. ownership of the BRTO preferred shares on May 20, 2008 (the 30th day before the commencement of the BRTO Tender Offer), in accordance with Instruction 2 to Rule 14d-1(c) and (d).

The Filing Persons were unable to make this calculation prior to June 19, 2008 (the date of the commencement of the BRTO Tender Offer) because the Filing Persons were unable to determine with certainty the date on which the BRTO Tender Offer would commence. The principal factors that prevented the Filing Persons from determining the commencement date with certainty were (1) the length of time needed to complete the disclosures required to be included in the BRTO Offer to Purchase, and (2) the inability of the Filing Persons to predict with certainty the date on which the BOVESPA would complete its review of the Notices of Voluntary Tender Offer for Acquisition of Preferred Shares and authorize the publication of this Notice and the commencement of the BRTO Tender Offer.

Following the commencement of the BRTO Tender Offer, the Filing Persons requested a list of shareholders of BRTO preferred shares as of May 20, 2008 (the 30th day before the commencement of the BRTO Tender Offer) from BRTO, requested a DTC participant list detailing the ownership of BRTO ADRs as of May 20, 2008 and requested the U.S. Information Agent for the BRTO Tender Offer to conduct a broker poll of the DTC participants that held BRTO ADRs on May 20, 2008.

Based on the list of shareholders of BRTO preferred shares as of May 20, 2008, the DTC participant list and the broker poll of the DTC participants conducted by the U.S. Information Agent for the BRTO Tender Offer, Telemar prepared a calculation of the level of U.S. ownership of BRTO preferred shares as of May 20, 2008 as set forth below:

	As of May 20, 2008
	BRTO Preferred Shares	BRTO ADR equivalents (1)
Outstanding BRTO preferred shares, excluding treasury shares (2)	297,675,140	99,225,047
Brasil Telecom Holding	120,911,021	40,303,674
COPART 2	23,200,900	4,640,674

Free float (3)	153,563,219	54,281,193

BRTO ADRs held by U.S. holders	1,930,215	643,405
BRTO ADRs held by non-U.S. holders	2,760,078	920,026
BRTO ADRs held by U.S. institutions for which residence of holders was not identified (4)	28,613,688	9,537,896
Total number of BRTO ADRs held by U.S. residents	30,543,903	10,181,301
BRTO preferred shares held by U.S. residents	15,953,739	5,317,913

Total BRTO preferred shares held by U.S. residents (including BRTO preferred shares held in the form of ADRs)	46,497,642	15,499,214

(1)	Based on three BRTO preferred shares per BRTO ADR.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

(2)	As reported in the BRTO Form 20-F.
(3)	Calculated as the number of outstanding BRTO preferred shares, less BRTO preferred shares held by the Filing Persons and by all holders of more than 10% of the outstanding BRTO preferred shares.
(4)	For purposes of this calculation, these BRTO ADRs were assumed to be held by U.S. residents.

Based on this data, the Filing Persons calculated that the BRTO preferred shares held by residents of the U.S., including BRTO preferred shares in the form of ADRs, represented 28.6% of the BRTO preferred shares included in the free float on May 20, 2008.

B.	Brasil Telecom Holding Tender Offer

The Filing Persons do not believe that they are entitled to Tier II relief with respect to the BRTP Tender Offer. However, prior to their analysis of data obtained in connection with responding to the Staff’s comments, the Filing Persons believed that Tier II relief would be available with respect to the BRTP Tender Offer. Our analysis of the basis for this belief is set forth below.

1.	Rule 14d-1(d)(1)(i)

Rule 14d-1(d)(1)(i) requires that Brasil Telecom Holding is a foreign private issuer as defined in Rule 3b-4 and is not an investment company registered or required to be registered under the Investment Company Act, other than a registered closed-end investment company. Instruction 3 to Rule 14d-1(c) and (d) provides that in a tender offer by a bidder other than an affiliate of Brasil Telecom Holding, Brasil Telecom Holding will be presumed to be a foreign private issuer. As noted in our response to Comment 2 above, the Filing Persons are not affiliates of Brasil Telecom Holding and have presumed that Brasil Telecom Holding is a foreign private issuer in reliance on Instruction 3 to Rule 14d-1(c) and (d). We have no reason to believe that Brasil Telecom Holding is an investment company registered or required to be registered under the Investment Company Act.

2.	Rule 14d-1(d)(1)(ii)

Rule 14d-1(d)(1)(ii) requires that, except in the case of a tender offer which is commenced during the pendency of a tender offer made by a prior bidder in reliance on Rule 14d-1(d) or Rule 13e-4(i), U.S. holders do not hold more than 40% of BRTP preferred shares (as determined under Instruction 2 to paragraphs (c) and (d) of Rule 14d-1). To our knowledge, no other tender offer for BRTP preferred shares is pending.

As noted in our response to Comment 2 above, the Filing Persons are not affiliates of Brasil Telecom Holding. Set forth below is our analysis of each of the items included in Instruction 3 to Rule 14d-1(c) and (d).

a. Instruction 3(i) to Rule 14d-1(c) and (d)

None of the Filing Persons has made any agreement with Brasil Telecom Holding with respect to the BRTP Tender Offer.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

b. Instruction 3(ii) to Rule 14d-1(c) and (d)

We have reviewed data available through Economática with respect to (1) the aggregate trading volume of BRTP ADRs on the NYSE, and (2) the aggregate trading volume of BRTP preferred shares on the BOVESPA, in each case over the period from May 21, 2007 through May 20, 2008 (the 30th day before the commencement of the BRTP Tender Offer). According to this data, the aggregate trading volume of the BRTP ADRs on the NYSE was 116,987,663, representing 584,938,315 BRTP preferred shares, and the aggregate trading volume of the BRTP preferred shares on the BOVESPA was 233,792,300. We are not aware of any trading markets for the BRTP preferred shares, other than the NYSE or the BOVESPA. Based on this data, the trading volume of the BRTP preferred shares on the NYSE over this period as a percentage of the global trading volume over this period was 71.4%.

We do not believe that the percentage of trading volume accurately reflects the level of U.S. ownership of BRTP preferred shares because, based on TNL’s experience with its own shareholder base and the advice of our financial advisor, we believe that a substantial percentage of the BRTP preferred shares not represented by BRTP ADRs are held by Brazilian pensions funds for long-term investment and not for trading.

c. Instruction 3(iii) to Rule 14d-1(c) and (d)

We have reviewed Brasil Telecom Holding’s IAN—Informações Anuais (Annual Information Form), the most recent annual report filed by Brasil Telecom Holding with the CVM, and found no statement in that annual report indicating that U.S. holders hold more than 40% of the outstanding BRTP preferred shares. We also have reviewed the BRTP Form 20-F, and found no statement in the BRTP Form 20-F indicating that U.S. holders hold more than 40% of the outstanding BRTP preferred shares.

d. Instruction 3(iv) to Rule 14d-1(c) and (d)

The Filing Persons did not know, and do not believe that they had any reason to know, that the level of U.S. ownership exceeded 40% of the outstanding BRTP preferred shares. The Filing Persons did not have access to any shareholder records of Brasil Telecom Holding prior to May 27, 2008. Under Brazilian law, the Filing Persons were permitted to request the shareholder lists from Brasil Telecom Holding that we were required to provide to the BOVESPA as part of the process of obtaining the approval of the BOVESPA for the auction on the BOVESPA described in the BRTP Offer to Purchase. We requested a shareholder list from Brasil Telecom Holding on May 21, 2008 and received this shareholder list on May 27, 2008. We requested the consent of Brasil Telecom Holding to obtain a DTC position listing and a list of registered holders of BRTP ADRs on June 5, 2008. We received the DTC position listing on June 11, 2008 and the list of registered holders of BRTP ADRs on June 12, 2008. Nothing was discovered based on our review of this data to cause us to believe that the level of U.S. ownership exceeded 40% of the outstanding BRTP preferred shares.

Based on the foregoing, the presumption that U.S. holders do not hold more than 40% of the BRTP preferred shares was unavailable to the Filing Persons because as noted above in part B.2.b., the trading volume of the BRTP preferred shares on the NYSE over the relevant period as a percentage of the global trading volume was more than 40%.

3.	Rule 14d-1(d)(1)(iii)

Rule 14d-1(d)(1)(iii) requires that the Filing Persons comply with all applicable U.S. tender offer laws and regulations, other than those for which an exemption has been provided for in Rule 14d-1(d)(2). The Filing Persons believe that they have so complied.

4.	Calculation under Instruction 2 to Rule 14d-1(c) and (d)

a. Preliminary Calculation under Instruction 2 to Rule 14d-1(c) and (d)

Because the Filing Persons (1) were unable to rely on the presumption with respect to the level of U.S.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

ownership of the BRTP preferred shares provided by Instruction 3 to Rule 14d-1(c) and (d), and (2) did not believe that the trading volume of the BRTP preferred shares on the NYSE over the relevant period as a percentage of the global trading volume was an accurate indicator of the level of U.S. ownership of the BRTP preferred shares, Telemar undertook a preliminary analysis of the level of U.S. ownership of the BRTP preferred shares that would be calculated under Instruction 2 to Rule 14d-1(c) and (d).

Telemar obtained data from the DR Insight section of the ADR Inform (www.adrinform.com) website maintained by The Bank of New York. This data indicated that at March 31, 2008 (the most recent date for which data was available through this website) (1) 21,728,923 BRTP ADRs were outstanding, representing 108,644,615 BRTP preferred shares, (2) 5,208,944 BRTP ADRs, representing 26,044,720 BRTP preferred shares, were held by Brandes Investment Partners, L.P., and (3) an additional 10,281,294 BRTP ADRs, representing 51,406,470 BRTP preferred shares, were held by U.S. holders.

Telemar prepared a calculation of the level of U.S. ownership of BRTP preferred shares as of March 31, 2008 based on this data as set forth below:

	As of March 31, 2008
	BRTP Preferred Shares	BRTP ADR equivalents (1)
Outstanding BRTP preferred shares (2)	229,937,525	45,987,505
Brandes Investment Partners, L.P.	26,044,720	5,208,944

Free float (3)	203,892,805	40,778,561

BRTP ADRs held by U.S. holders (4)	25,361,750	5,072,350
BRTP ADRs held by non-U.S. holders	23,761,785	4,752,357
BRTP ADRs for which residence of holders was not identified (5)	7,431,640	1,486,328
Total number of BRTP ADRs held by U.S. residents	58,838,110	11,767,622

(1)	Based on five BRTP preferred shares per BRTP ADR.
(2)	As reported in the BRTP Form 20-F.
(3)	Calculated as the number of outstanding BRTP preferred shares, less BRTP preferred shares held by the Filing Persons and by all holders of more than 10% of the outstanding BRTP preferred shares.
(4)	Excludes BRTP ADRs held by Brandes Investment Partners, L.P.
(5)	For purposes of this calculation, these BRTP ADRs were assumed to be held by U.S. residents.

Based on this data, Telemar calculated that the BRTP ADRs held by residents of U.S. holders represented 28.9% of the BRTP preferred shares included in the free float. As noted above in part B.2.d., the Filing Persons did not have access to any shareholder records of Brasil Telecom Holding prior to May 27, 2008 and were not able to determine the number of BRTP preferred shares held by U.S. residents, other than BRTP preferred shares represented by BRTP ADRs. Telemar calculated that the level of U.S. ownership of BRTP preferred shares would be less than 40%, unless more than 22,719,011 BRTP preferred shares, or 18.7% of the BRTP preferred shares not held in the form of BRTP ADRs, were held by U.S. residents.

The Filing Persons believed that (1) based on the disclosure in the BRTP Form 20-F regarding the number of holders of BRTP preferred shares in Brazil, and (2) the requirement that non-Brazilians must undertake a registration process with the Brazilian Central Bank in order to hold shares of Brazilian companies directly, as described in the BRTP Offer to Purchase on pages 46 and 47 under the caption “Registering Under Resolution No. 2,689” in “Section 15. Certain Legal and Regulatory Matters” and in the BRTP Form 20-F under the caption “Exchange Controls” in “Item 10. Additional Information,” U.S. residents were highly unlikely to be holders of 18.7% or more of the BRTP preferred shares that were not represented by ADRs. The Filing Persons note that, based on calculations made in response to the comments of the Staff and described below in part B.4.b., they have

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

been able to confirm that, as of May 20, 2008 (the 30th day before the commencement of the BRTP Tender Offer), U.S. holders of BRTP preferred shares that were not represented by ADRs represented 12.1% of such BRTP preferred shares.

Although the Filing Persons recognize that this calculation was not based on the share ownership of BRTP preferred shares on the 30th day before the commencement of the BRTP Tender Offer, the Filing Persons believed, based on the foregoing calculations and analysis, that the BRTP Tender Offer would satisfy the conditions of Rule 14d-1(d)(1)(ii) and that Tier II treatment would be available for the BRTP Tender Offer.

b. Calculation under Instruction 2 to Rule 14d-1(c) and (d)

In response to the Staff’s comments, we have undertaken to calculate the level of U.S. ownership of the BRTP preferred shares on May 20, 2008 (the 30th day before the commencement of the BRTP Tender Offer), in accordance with Instruction 2 to Rule 14d-1(c) and (d).

The Filing Persons were unable to make this calculation prior to June 19, 2008 (the date of the commencement of the BRTP Tender Offer) because the Filing Persons were unable to determine with certainty the date on which the BRTP Tender Offer would commence. The principal factors that prevented the Filing Persons from determining the commencement date with certainty were (1) the length of time needed to complete the disclosures required to be included in the BRTP Offer to Purchase, and (2) the inability of the Filing Persons to predict with certainty the date on which the BOVESPA would complete its review of the Notices of Voluntary Tender Offer for Acquisition of Preferred Shares and authorize the publication of this Notice and the commencement of the BRTP Tender Offer.

Following the commencement of the BRTP Tender Offer, the Filing Persons requested a list of shareholders of BRTP preferred shares as of May 20, 2008 (the 30th day before the commencement of the BRTP Tender Offer), requested a DTC participant list detailing the ownership of BRTP ADRs as of May 20, 2008, and requested the U.S. Information Agent for the BRTP Tender Offer to conduct a broker poll of the DTC participants that held BRTP ADRs on May 20, 2008.

Based on the list of shareholders of BRTP preferred shares as of May 20, 2008, the DTC participant list and the broker poll of the DTC participants conducted by the U.S. Information Agent for the BRTP Tender Offer, Telemar prepared a calculation of the level of U.S. ownership of BRTP preferred shares as of May 20, 2008 as set forth below:

	As of May 20, 2008
	BRTP Preferred Shares	BRTP ADR equivalents (1)
Outstanding BRTP preferred shares (2)	229,937,525	45,987,505
COPART 1	28,140,000	5,628,000
Brandes Investment Partners, L.P. (3)	26,044,720	5,208,944

Free float (4)	175,752,805	35,150,561

BRTP ADRs held by U.S. holders	23,787,680	4,757,536
BRTP ADRs held by non-U.S. holders	9,559,755	1,911,951
BRTP ADRs for which residence of holders was not identified (5)	89,302,010	17,860,402
Total number of BRTP ADRs held by U.S. residents (6)	87,044,970	17,860,402
BRTP preferred shares held by U.S. residents	12,967,699	2,593,540

Total BRTP preferred shares held by U.S. residents (including BRTP preferred shares held in the form of ADRs)	100,012,669	20,220,534

(1)	Based on five BRTP preferred shares per BRTP ADR.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

(2)	As reported in the BRTP Form 20-F.
(3)	As reported in Brandes Investment Partners, L.P. Form 13-F for the quarter ended March 31, 2008.
(4)	Calculated as the number of outstanding BRTP preferred shares, less BRTP preferred shares held by the Filing Persons and by all holders of more than 10% of the outstanding BRTP preferred shares.
(5)	For purposes of this calculation, these BRTP ADRs were assumed to be held by U.S. residents.
(6)	Excludes BRTP ADRs held by Brandes Investment Partners, L.P.

Based on this data, Telemar calculated that the BRTP preferred shares held by residents of the U.S., including BRTP preferred shares in the form of ADRs, represented 56.9% of the BRTP preferred shares included in the free float. The Filing Persons do not believe that this data accurately reflects the number of BRTP preferred shares held by residents in the U.S. as of May 20, 2008 because the Filing Persons were unable to obtain accurate information regarding the residence of the holders of a substantial majority of the BRTP preferred shares held in the form of ADRs.

Following the receipt of the Staff’s comment letter, the Filing Persons requested the U.S. Information Agent for the BRTP Tender Offer to obtain information regarding U.S. resident ownership of the BRTP ADRs as of June 27, 2008. The U.S. Information Agent for the BRTP Tender Offer has informed us that it obtains this information through Broadridge Financial Solutions, Inc. (“Broadridge”), that Broadridge is able to access this information with respect to any date after the date of the request, but that Broadridge is unable to access this data for a date prior to the date of the request. The U.S. Information Agent for the BRTP Tender Offer informed us that, as a result, Broadridge would not be able to provide information regarding U.S. resident ownership of the BRTP ADRs as of May 20, 2008.

Based on the information regarding U.S. resident ownership of the BRTP ADRs as of June 27, 2008 provided to us by the U.S. Information Agent for the BRTP Tender Offer, the Filing Persons prepared a calculation of the level of U.S. ownership of BRTP preferred shares as of May 20, 2008 on a pro forma basis assuming that the U.S. resident ownership of the BRTP ADRs as of May 20, 2008 was the same as the as the level of U.S. ownership of BRTP preferred shares as of May 20, 2008. The results of this calculation are set forth below:

	As of May 20, 2008 (pro forma)
	BRTP Preferred Shares	BRTP ADR equivalents (1)
Outstanding BRTP preferred shares (2)	229,937,525	45,987,505
COPART 1	28,140,000	5,628,000
Brandes Investment Partners, L.P. (3)	26,044,720	5,208,944

Free float (4)	175,752,805	35,150,561

BRTP ADRs held by U.S. holders (5)	39,821,350	7,964,270
BRTP ADRs held by non-U.S. holders (5)	36,218,300	7,243,660
BRTP ADRs for which residence of holders was not identified (5), (6)	20,653,880	4,130,776
Total number of BRTP ADRs held by U.S. residents (7)	60,475,230	12,095,046
BRTP preferred shares held by U.S. residents	12,967,699	2,593,540

Total BRTP preferred shares held by U.S. residents (including BRTP preferred shares held in the form of ADRs)	73,442,929	14,688,586

(1)	Based on five BRTP preferred shares per BRTP ADR.
(2)	As reported in the BRTP Form 20-F.
(3)	As reported in Brandes Investment Partners, L.P. Form 13-F for the quarter ended March 31, 2008.
(4)	Calculated as the number of outstanding BRTP preferred shares, less BRTP preferred shares held by the Filing Persons and by all holders of more than 10% of the outstanding BRTP preferred shares.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

(5)	Based on information at June 27, 2008 provided by the U.S. Information Agent for the BRTP Tender Offer.
(6)	For purposes of this calculation, these BRTP ADRs were assumed to be held by U.S. residents.
(7)	Excludes BRTP ADRs held by Brandes Investment Partners, LLC.

Based on this data, Telemar calculated that the BRTP preferred shares held by residents of the U.S., including BRTP preferred shares in the form of ADRs, represented 41.8% of the BRTP preferred shares included in the free float. Based on this data, the Filing Persons have concluded that they are not entitled to Tier II relief with respect to the BRTP Tender Offer.

The Filing Persons note that (1) of the BRTP ADRs for which residence of the holders was established by the U.S. Information Agent for the BRTP Tender Offer at June 27, 2008 (excluding Brandes Investment Partners, L.P.), only 52.4% were held by U.S. residents, and (2) if more than 15.2% of the BRTP ADRs for which residence of the holders was not established by the U.S. Information Agent for the BRTP Tender Offer at June 27, 2008 were held by non-U.S. residents, the calculation above would result in a level of U.S. resident ownership of 40% or less. As a result, the Filing Persons do not believe that the level of U.S. ownership of the BRTP preferred shares as of May 20, 2008 exceeded 40%.

However, the Filing Persons recognize that (1) Instruction 2(i) to Rule 14d-1(c) and (d) does not permit calculation of U.S. ownership other than on the 30th day prior to the commencement of the tender offer, and (2) Instruction 2(iv) to Rule 14d-1(c) and (d) requires that if the Filing Persons are unable to obtain information from a broker, dealer, bank or nominee that has its principal place of business in the United States and holds BRTP preferred shares of record for the accounts of customers resident in the United States regarding the amount of securities represented by held in the accounts of such customers, it must count the BRTP preferred shares held by that broker, dealer, bank or nominee as held by residents of the United States.

Offer to Purchase

Summary Term Sheet, page 1

4.	We note that your offer excludes shares held by the controlling shareholders of the target company and their affiliates. Rule 14d-10(a)(1) requires that an offer be open to all holders of a class of securities. Please revise here and throughout the offer document.

In response to the Staff’s comment, we have:

(1)	revised the first paragraph of the Schedule TO relating to the tender offer for the preferred shares of BRTP to delete the phrase “other than preferred shares owned directly or indirectly by the Filing Persons, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates,”;

(2)	revised the BRTP Offer to Purchase to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)” in each place where it appears;

(3)	revised the first paragraph of the letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to the tender offer for the preferred shares of BRTP to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)”;

(4)	revised the first paragraph of the letter to clients relating to the tender offer for the preferred shares of BRTP to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom Holding, or any of their affiliates)”;

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

(5)	revised the first paragraph of the Schedule TO relating to the tender offer for the preferred shares of BRTO to delete the phrase “other than preferred shares owned directly or indirectly by the Filing Persons, the controlling shareholders of Brasil Telecom, or any of their affiliates,”;

(6)	revised the BRTO Offer to Purchase to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom, or any of their affiliates)” in each place where it appears;

(7)	revised the first paragraph of the letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees relating to the tender offer for the preferred shares of BRTO to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom, or any of their affiliates)”; and

(8)	revised the first paragraph of the letter to clients relating to the tender offer for the preferred shares of BRTO to delete the phrase “(other than preferred shares owned directly or indirectly by TNL, the controlling shareholders of Brasil Telecom, or any of their affiliates)”.

5.	We note that since the announcement of the tender offer you have acquired preferred shares through open market transactions. Please provide us with your legal analysis relating to your compliance with Rule 14e-5.

We reviewed with our U.S. counsel the exemption from Rule 14e-5 set forth in the Sulzer AG SEC No-Action Letter (Mar. 2, 2007) (the “Sulzer AG Letter”) permitting prospective purchasers to purchase or arrange to purchase securities subject to a tender offer. Except with respect to the condition described in clause (4) below, we believe that we met all of the conditions applicable to this exemption as set forth below:

(1)	We believe that Brasil Telecom Holding and Brasil Telecom are “foreign private issuers” as defined in Rule 3b-4(c) of the Exchange Act based on our review of the BRTP Form 20-F and the BRTO Form 20-F.

(2)	We intended to rely on Tier II exemptive relief under Rule 14d-1(d) of the Exchange Act in connection with the BRTP Tender Offer and the BRTO Tender Offer. As discussed above in our response to comment 3, we believe that our intent to rely on Tier II exemptive relief was reasonable.

(3)	We have complied with the applicable laws and regulations of Brazil with respect to the BRTP Tender Offer and the BRTO Tender Offer.

(4)	Brazilian law and regulations do not require that the tender offer price with respect to the BRTP Tender Offer and the BRTO Tender Offer be increased to match any consideration paid outside of these tender offers that is greater than the tender offer price. However, we note that (1) as disclosed in the BRTP Offer to Purchase under the caption “How and when did you acquire your Brasil Telecom Holding shares?” on page 4 of the Summary Term Sheet and on other pages as noted in the response to comment 2, all open market purchases of BRTP preferred shares made by COPART 1 during the period following April 25, 2008, the announcement of the BRTP Tender Offer and prior to the date of the commencement of this tender offer, were at prices below the tender offer price announced by TNL and Telemar on April 25, 2008 and the Filing Persons will not acquire any additional BRTP preferred shares prior to the Auction Date, and (2) as disclosed in the BRTO Offer to Purchase under the caption “How and when did you acquire your Brasil Telecom shares?” on page 4 of the Summary Term Sheet and on other pages as noted in the response to comment 2, all open market purchases of BRTO preferred shares made by COPART 2 during the period following April 25, 2008, the announcement of the BRTO Tender Offer and prior to the date of the commencement of this tender offer, were at prices below the tender offer price announced by TNL and Telemar on April 25, 2008 and the Filing Persons will not acquire any additional BRTO preferred shares prior to the Auction Date.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

(5)	The Commission and the CVM are parties to a bilateral memorandum of understanding dated July 1, 1988 as to consultation and cooperation in the administration and enforcement of securities laws.

(6)	No purchases or arrangements to purchase BRTP preferred shares or BRTO preferred shares, other than pursuant to the BRTP Tender Offer and the BRTO Tender Offer, were made in the United States.

(7)	The BRTP Offer to Purchase discloses under the caption “How and when did you acquire your Brasil Telecom Holding shares?” on page 4 of the Summary Term Sheet, and on other pages as noted in the response to comment 2, that (1) open market purchases were made by COPART 1 over the BOVESPA during the period following the announcement of the BRTP Tender Offer and prior to the date of the commencement of the BRTP Tender Offer, and (2) no purchases of BRTP preferred shares will be made by COPART 1 otherwise than pursuant to the BRTP Tender Offer following the commencement of the BRTP Tender Offer and prior to the termination or expiration of the BRTP Tender Offer. The BRTO Offer to Purchase discloses under the caption “How and when did you acquire your Brasil Telecom shares?” on page 4 of the Summary Term Sheet, and on other pages as noted in the response to comment 2, that (1) open market purchases were made by COPART 2 over the BOVESPA during the period following the announcement of the BRTO Tender Offer and prior to the date of the commencement of the BRTO Tender Offer, and (2) no purchases of BRTO preferred shares will be made by COPART 2 otherwise than pursuant to the BRTO Tender Offer following the commencement of the BRTO Tender Offer and prior to the termination or expiration of the BRTO Tender Offer.

(8)	Between April 25, 2008, the date on which the BRTP Tender Offer and the BRTO Tender Offer were announced, and June 19, 2008, the date on which the BRTP Tender Offer and the BRTO Tender Offer commenced, we filed all announcements regarding our open market purchases that were made public in Brazil under cover of Schedule TO-C.

(9)	We undertake to provide to the Commission’s Division of Market Regulation (the “Division”), upon request, a daily time-sequenced schedule of all purchases of BRTP preferred shares and BRTO preferred shares made by COPART 1 and COPART 2 from April 25, 2008 until the BRTP Tender Offer and the BRTO Tender Offer expire, on a transaction-by-transaction basis, including:

(a)	size, broker (if any), time of execution, and price of purchase; and

(b)	the exchange, quotation system, or other facility through which the purchase occurred.

(10)	We undertake to transmit the information specified in clauses (9)(a) and (b) above to the Division at its offices in Washington, D.C. within 30 days following the request of the Division.

(11)	We undertake to retain all documents and other information required to be maintained pursuant to the exemption set forth in the Sulzer AG letter for a period of not less than two years from the date of the termination of the BRTP Tender Offer and the BRTO Tender Offer.

(12)	We undertake to make available representatives of the Filing Persons (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to our records.

(13)	Except as otherwise exempted by the Sulzer AG Letter, the Filing Persons believe that they have complied with Rule 14e-5.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

Introduction, page 14

6.	We note your statement in page 15 that you disclaim any obligation to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

In response to the Staff’s comment, we have revised first sentence of the fifth full paragraph on page 15 of each of the BRTP Offer to Purchase and the BRTO Offer to Purchase to read: “Our forward-looking statements speak only as of the date they were made.”

The Tender Offer

Terms of the Tender Offer, page 16

7.	Please revise your disclosure to describe the BOVESPA Auction process in detail.

In response to the Staff’s comment, we have included additional disclosure regarding the BOVESPA Auction in the BRTP Offer to Purchase on page 17 under the caption “Section 1. Terms of the Tender Offer and Expiration Date”, and in the BRTO Offer to Purchase on page 17 under the caption “Section 1. Terms of the Tender Offer and Expiration Date”.

8.	Please tell us how your expected payment date (four business days after expiration of the offer) is consistent with the provisions of Rule 14e-1(c).

Rule 14e-1(c) requires the Filing Persons (1) to pay the consideration offered or return the BRTO preferred shares and the BRTO ADRs promptly after the termination or withdrawal of the BRTO Tender Offer, and (2) to pay the consideration offered or return the BRTP preferred shares and the BRTP ADRs promptly after the termination or withdrawal of the BRTP Tender Offer. Rule 14e-1(c) does not define promptly. We understand that the Commission has stated that this standard may be determined by the practices of the financial community, including current settlement practices.

As described in the additional disclosure regarding the BOVESPA Auctions provided in response to comment 7, under Brazilian law, each Auction is required to be conducted under the rules prescribed by the BOVESPA. Under these rules, the BOVESPA specified the time and date on which brokers that wish to participate in either Auction must qualify to participate and the time on the Auction Date at which each Auction will take place. As is required by BOVESPA’s procedures, the date on which brokers are required to qualify to participate is the business day immediately preceding the Auction Date. On that date, prior to the time established by the BOVESPA with respect to each Auction, any shareholder that wishes to participate in one of the Auctions must qualify to do so by indicating the number of BRTP preferred shares or BRTO preferred shares that such shareholder intends to tender in the applicable Auction to the broker authorized to represent such shareholder in that Auction.

The Filing Persons have established the Share Expiration Times in the BRTP Offer to Purchase and the BRTO Offer to Purchase to coincide with the qualification deadline established by the BOVESPA. At the request of the ADS tender agent for the BRTP Tender Offer and the BRTO Tender Offer (the “ADS Tender Agent”), the Filing Persons have established the ADR Expiration Times in the BRTP Offer to Purchase and the BRTO Offer to Purchase to precede the Share Expiration Times by five hours to permit the ADS Tender Agent to tabulate tenders of BRTP ADRs and BRTO ADRs made to the ADS Tender Agent and to ensure that it has properly instructed the broker selected by the ADS Tender Agent to represent the ADS Tender Agent in the Auctions (the “ADS Broker”) of the number of BRTP preferred shares and BRTO preferred shares with respect to which the ADS Broker must qualify for the respective Auctions.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

As described in the additional disclosure regarding the BOVESPA Auctions provided in response to comment 7, in accordance with the rules of the Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company, or the “CBLC”), an affiliate of the BOVESPA through which all trades conducted over the BOVESPA are cleared, the financial settlement of each Auction through the payment of the purchase price for the BRTP preferred shares purchased by COPART 1 and the BRTO preferred shares purchased by COPART 2 in the Auctions will occur three business days after the Auction Date and payment of the purchase price in Brazilian reais will be made on that date through the CBLC’s settlement system to each holder of BRTP preferred shares and BRTO preferred that were purchased in the respective Auction. Under the rules of the BOVESPA, the Filing Persons were required to engage an intermediary institution to guarantee our purchase of the BRTP preferred shares and BRTO preferred shares for which we place buy orders in the Auctions.

As a result of these mandated procedures, payment of the purchase price for the BRTP preferred shares and BRTO preferred shares purchased in the Auctions cannot occur prior to the fourth business day following the date on which brokers qualify BRTP preferred shares and BRTO preferred shares for purchase in the respective Auctions.

The Filing Persons note that Rule 14d-1(d)(2)(iv) permits COPART 2 to satisfy the requirements of Rule 14e-1(c) by making payment in accordance with the requirements of Brazilian law or practice. The Filing Persons understand that the purpose for which Rule 14e-1(c) was adopted was to protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time. The Filing Persons believe that providing payment of the purchase price in the BRTP Tender Offer on the fourth business day following the expiration date of the BRTP Tender Offer will not have this effect.

9.	Please revise the language in this section that states that the ADS Tender Agent will distribute the consideration for tendered securities “[a]s promptly as practicable after receipt of the proceeds…” to state that such distribution will be made “promptly,” as required by Rule 14e-1(c). Please make a similar revision in the first paragraph of page 25 with respect to the return of withdrawn securities.

In response to the Staff’s comment, (1) we have revised the BRTP Offer to Purchase to state that the ADS Tender Agent will distribute the consideration for the tendered securities promptly after the receipt of proceeds in each place where this phrase appears, (2) we have revised the BRTP Offer to Purchase and Letter of Transmittal to state that the ADRs representing withdrawn ADSs will be returned promptly after the expiration or termination of the tender offer and that unpurchased ADSs will be credited to the account of DTC from which they were transferred promptly after the expiration or termination of the tender offer or the proper withdrawal of the preferred shares underlying the ADSs in each place where these phrases appear, (3) we have revised the BRTO Offer to Purchase to state that the ADS Tender Agent will distribute the consideration for the tendered securities promptly after the receipt of proceeds in each place where this phrase appears, and (4) we have revised the BRTO Offer to Purchase and Letter of Transmittal to state that the ADRs representing withdrawn ADSs will be returned promptly after the expiration or termination of the tender offer and that unpurchased ADSs will be credited to the account of DTC from which they were transferred promptly after the expiration or termination of the tender offer or the proper withdrawal of the preferred shares underlying the ADSs in each place where these phrases appear.

Procedures for Accepting the Tender Offer, page 19

10.	Please file the form of documents required by holders of preferred shares as an exhibit to Schedule TO. See Item 12 of Schedule TO.

In response to the Staff’s comment, we note that the references to the documents required to be provided by holders of preferred shares were an oversight in our revisions to the BRTP Offer to Purchase and the BRTO Offer to Purchase following our receipt of comments from the BOVESPA to the respective Notices of Voluntary Tender Offer for Acquisition of Preferred Shares, English translations of which are filed as Exhibit (a)(1)(E) to the

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

Schedule TO relating to the tender offer for preferred shares of Brasil Telecom Participações S.A. and the Schedule TO relating to the tender offer for preferred shares of Brasil Telecom S.A. The BOVESPA requested that we delete specific references to the documentation to be provided to the brokers engaged by the holders of preferred shares of Brasil Telecom Holding and Brasil Telecom as each broker would have its own policies and procedures regarding the documentation that it would require from holders seeking that broker’s assistance. The Notices of Voluntary Tender Offer for Acquisition of Preferred Shares were revised to reflect the comments of the BOVESPA and the last sentence of Section 4.1 of each of these Notices requires that “For the qualification to the Auction, shareholders shall observe the procedures required by the brokerage company for such registration.”

We have revised:

(1)	clause (2) of the first sentence under the caption “How do I tender my preferred shares directly” on page 8 of the BRTP Offer to Purchase to replace the phrase “present certain required documentation” with the phrase “present any documentation required by the broker”;

(2)	the first sentence of the paragraph under the caption “Direct Holders of Preferred Shares” on page 22 of the BRTP Offer to Purchase to replace the phrase “present the documentation listed below” with the phrase “present any documentation required by the broker”;

(3)	the fourth sentence of the second paragraph on page 23 of the BRTP Offer to Purchase to delete the phrase “through the documentation listed below”,

(4)	clause (2) of the first sentence under the caption “How do I tender my preferred shares directly” on page 8 of the BRTO Offer to Purchase to replace the phrase “present certain required documentation” with the phrase “present any documentation required by the broker”;

(5)	the first sentence of the paragraph under the caption “Direct Holders of Preferred Shares” on page 22 of the BRTO Offer to Purchase to replace the phrase “present the documentation listed below” with the phrase “present any documentation required by the broker”; and

(6)	the fourth sentence of the second full paragraph on page 23 of the BRTO Offer to Purchase to delete the phrase “through the documentation listed below”.

Source and Amount of Funds, page 27

11.	Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the credit facilities you may use to pay for the preferred shares. In addition, file any loan agreement as an exhibit to the Schedule TO, as required by Item 1016(b) of Regulation M-A.

The funds required to purchase the BRTP preferred shares and the BRTO preferred shares and to pay fees and expenses related to the tender offers will be drawn from existing cash balances and cash equivalents of Telemar and TNL. As a result, we understand that no disclosure is required by Item 1007(d) of Regulation M-A and no exhibit is required to be filed under Item 1016(b) of Regulation M-A.

In response to the Staff’s comment, we have (1) revised the disclosure in the BRTP Offer to Purchase under the caption “Do you have the financial resources to pay for the preferred shares” on page 6 and under the caption “Section 6. Source and Amount of Funds” on page 27 to delete the reference to “borrowings under existing credit facilities of TNL or Telemar, the proceeds of which may be used for general corporate purposes”, and (2) revised the disclosure in the BRTO Offer to Purchase under the caption “Do you have the financial resources to pay for the preferred shares” on page 6 and under the caption “Section 6. Source and Amount of Funds” on page 28 to delete the reference to “borrowings under existing credit facilities of TNL or Telemar, the proceeds of which may be used for general corporate purposes”.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

Material Tax Consequences, page 28

12.	Please revise the first sentence under the heading “United States Federal Income Tax Consequences” to indicate, if true, that you are disclosing the material tax consequences, not the principal ones.

In response to the Staff’s comment, we have revised first sentence of the first paragraph following the caption “United States Federal Income Tax Consequences” on page 29 of the BRTP Offer to Purchase and page 29 of the BRTO Offer to Purchase to read: “The following is a summary of the material U.S. federal income tax consequences of the tender offer.”

13.	We note your legend relating to Circular 230. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here and in the letter of transmittal.

In response to the Staff’s comment, we have revised:

(1)	the BRTP Offer to Purchase to delete the caption “U.S. Internal Revenue Service Circular 230 disclosure” and the paragraph following this caption on page 30 of the BRTP Offer to Purchase;

(2)	the BRTP Letter of Transmittal to delete the caption “U.S. Internal Revenue Service Circular 230 disclosure” and the paragraph following this caption in Item 9 on page 14 of the BRTP Letter of Transmittal;

(3)	the BRTO Offer to Purchase to delete the caption “U.S. Internal Revenue Service Circular 230 disclosure” and the paragraph following this caption on page 30 of the BRTO Offer to Purchase;

(4)	the BRTO Letter of Transmittal to delete the caption “U.S. Internal Revenue Service Circular 230 disclosure” and the paragraph following this caption in Item 9 on page 14 of the BRTO Letter of Transmittal;

Certain Information about COPART 1, page 34

14.	With respect to your disclosure under the caption “Legal Proceedings,” please tell us why you need to qualify your disclosure “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Please also apply this comment to Section 14 (page 44) of your offer document.

In response to the Staff’s comments, (1) we have deleted the knowledge qualifiers in the BRTP Offer to Purchase on page 37 under the caption “Legal Proceedings” and in the paragraphs on page 44 and 45 where these qualifiers appeared under the caption “Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares and ADSs”, and (2) we have deleted the knowledge qualifiers in the BRTO Offer to Purchase on page 37 under the caption “Legal Proceedings” and in the paragraphs on page 44 and 45 where these qualifiers appeared under the caption “Section 14. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Preferred Shares and ADSs”.

The Filing Persons hereby acknowledges that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in this filing;

•	staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please call Mark O. Bagnall of White & Case LLP, who assisted us in preparing this response, at 305-995-5225.

Very truly yours,

/s/ Roberto Terziani
Roberto Terziani
Investor Relations Director
Tele Norte Leste Participações S.A

Rua Humberto de Campos, 425, 5º. andar

22430-190 Rio de Janeiro – RJ

Tel. 3131 2980/Fax 3131 1325

http://www.oi.com.br